Exhibit 12.1

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2009	2010	2011	2012	2013
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$35,877	$48,499	$129,649	$91,699	$90,126
Add:
Fixed charges	8,001	7,254	6,548	5,365	19,027
Amortization of capitalized interest	—	—	—	1	26
Share of distributed income of 50% owned affiliate	785	825	1,649	1,782	1,719
Less:
Interest capitalized	—	—	—	(398)	(3,959)

Adjusted earnings	$44,663	$56,578	$137,846	$98,449	$106,939

Fixed charges:
Interest expense, net (1)	$6,016	$5,900	$4,733	$3,715	$13,953
Interest capitalized	—	—	—	398	3,959
Estimate of interest in rental expense	1,985	1,354	1,815	1,252	1,115

Fixed charges	8,001	7,254	6,548	5,365	19,027
Preferred stock dividends	519	509	473	472	493

Combined fixed charges and preferred stock dividends	$8,520	$7,763	$7,021	$5,837	$19,520

Ratio of earnings to fixed charges	5.6	7.8	21.1	18.4	5.6

Ratio of earnings to combined fixed charges and preferred stock dividends	5.2	7.3	19.6	16.9	5.5

(1)	Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.